UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. (the “Company”), in compliance with the CVM Resolution 44/2021, informs its shareholders and the market that today the Board of Directors approved a three-year pause in its E175-E2 jet development program.

As in previous years, the re-programing of activities is associated with the ongoing US mainline scope clause discussions with the pilot unions regarding the maximum take-off weight (MTOW) limitation for aircraft with up to 76 seats, together with current global market conditions for commercial aviation and the continuing interest in the current E175 jet in the US market.

The Company expects to resume the program development activities following the aforementioned period, which will result in a re-programming of the aircraft entry into service between 2027 and 2028.

In keeping with its strategy of innovation and growth, the Company will maintain its shareholders and the market duly informed about new material information relating to the transaction.

São José dos Campos, February 18, 2022.

Antonio Carlos Garcia

Executive Vice-President, Finance &

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations